PARALLEL FLIGHT TECHNOLOGIES, INC.

A Delaware corporation



ANNUAL REPORT

450 MCQUAIDE DRIVE
La Selva Beach, CA. 95076
www.parallelflight.com

This Annual Report is dated April 29, 2021.

THE COMPANY AND ITS BUSINESS

This discussion should be read in conjunction with the other sections of this Report, including "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the Financial Statements attached and the related exhibits. The various sections of this discussion contain a number of forward-looking statements, all of which are based on our current expectations and could be affected by the uncertainties and risk factors described throughout this Report.

Introduction

We design heavy-lift, Unmanned Aircraft Systems (UAS) based on proprietary parallel hybrid drone technology. Aircraft built with this technology can lift more payload pound-for-pound and fly longer than many competitive technologies. We are developing unmanned aircraft solutions to drastically improve safety and effectiveness for wildland firefighting, industrial logistics, and medical deliveries.

Our heavy-lift unmanned aircraft are programmed from a ground station, and the aircraft autonomously performs the mission. The aircraft can also be remote-controlled by a pilot. Firefighting use-cases include delivering tools, supplies, food, and water to firefighting crews, and performing unmanned controlled burns for land management and to create firebreaks. Because our technology greatly expands the flight-time and payload capability of multi-rotor drones, there are many use-cases including disaster relief, construction, agriculture, energy, mining, search-and-rescue, and logistics. We are working closely with federal, state, and local fire agencies to build autonomous systems for firefighting.


Prototype Parallel Hybrid Multirotor in flight with 18kg (40lbs) of payload

Our technology has major differentiators from competitive technologies. Heavy lift electric drones are limited to very short flight times of approximately 15 minutes or less. Serial hybrid systems which include a gas-powered generator, can have hours of flight time, but suffer from poor efficiency and poor payload capability. Our unique solution delivers both high efficiency, long flight times, and heavy payload capability. We are currently designing a beta level aircraft with an anticipated payload capability of 100 pounds and a flight time of up to an hour. Smaller payloads allow the aircraft to carry auxiliary fuel tanks and fly significantly longer.



Beta Level Parallel Hybrid Unmanned Aircraft System



Beta Level Hybrid Power Module

In addition to our core Parallel Hybrid technology, we are developing new technology to improve safety for large unmanned systems, including, a novel system which enables aircraft to continue flying in the case of engine failures. The first phase of this development was funded by a NASA Phase 1 SBIR grant. We have successfully demonstrated the system on a test-stand, in fulfillment of the grant deliverables and have also filed a patent on the technology.



Prototype aircraft on a test stand used to demonstrate fault tolerance using a novel clutch mechanism.

In addition to NASA, the National Science Foundation (the "**NSF**"), and USDA have funded us with Phase 1 SBIR grants. SBIR grants are based on technical and commercial merit. The NSF has provided us with a grant to develop computer models of our unique hybrid propulsion system. The grant also includes a commercialization program called I-Corps which supports developing the customer funnel and business model. The USDA grant was provided for the development of a large scale system for prescribed fire.

We are currently testing a beta level UAS. Following internal flight testing, we intend to scale production of our first product, and kick-off development of a larger version, capable of even heavier payloads and more autonomy.



PFT Team with Beta Aircraft

Accomplishments

- In a short time period, we have created new technology and a working prototype that promises to expand the performance of UAS beyond the capability of competitive technologies.
- In 2019, we received a Phase 1 NASA SBIR grant to develop new safety technology around our parallel hybrid drone technology, which we successfully demonstrated at the conclusion of the grant. We have filed for a patent on this technology.
- In Q4 2019, we raised $1.07M through Regulation Crowd Funding, to begin developing our beta level UAS system.
- In Q1 2020, we were awarded a Phase 1 SBIR grant from the National Science Foundation.
- We have received substantial interest from various companies interested in purchasing or leasing our aircraft.
- We have completed four sessions of the Launch Alaska accelerator. Launch Alaska works side-by-side with game-changing startups to help them scale solutions to the planet's hardest problems.
- In Q2 2020, the first samples of the Beta level Hybrid Power Module were manufactured.
- Awarded Phase I SBIR from USDA for development of large scale prescribed fire system
- In Q1, 2021, a Beta level aircraft was completed
- In Q1, 2021, Parallel Flight officially partnered with ACUASI in the FAA Beyond program
- Flight testing of the Beta level system commenced in early Q2 2021

Government Regulation

The regulation of small UAS for commercial use in the United States is undergoing substantial change and the ultimate treatment is uncertain. In 2006, the Federal Aviation Administration (the "**FAA**") issued a clarification of its existing policies stating that, in order to engage in commercial use of small UAS in the U.S. National Airspace System, a public operator must obtain a Certificate of Authorization (a "**COA**") from the FAA, to fly in restricted airspace. The FAA's COA approval process requires that the public operator certify the airworthiness of the aircraft for its intended purpose, that a collision with another aircraft or other airspace user is extremely improbable, that the small unmanned aircraft system complies with appropriate cloud and terrain clearances and that the operator or spotter of the small unmanned aircraft system is generally within one half-mile laterally and 400 feet vertically of the small unmanned aircraft system while in operation. Furthermore, the FAA's clarification of existing policy stated that the rules for radio-controlled hobby aircraft do not apply to public or commercial use of small UAS. On February 14, 2012, the FAA Modernization and Reform Act of 2012 was enacted, establishing various deadlines for the FAA to allow expanded use of small UAS for both public and commercial applications. On June 21, 2016, the FAA released its final rules regarding the routine use of certain small UAS (under 55 pounds) in the U.S. National Airspace System pursuant to the act. The rules, which became effective in August 2016, provide safety regulations for small UAS conducting non-recreational operations and contain various limitations and restrictions for such operations, including a requirement that operators keep UAS within visual-line-of-sight and prohibiting flights over unprotected people on the ground who are not directly participating in the operation of the UAS. We cannot assure you that these rules will not impede our ability to sell our drones. Pursuant to Federal law, we will need FAA exemptions for certain commercial uses of our UAS.

Intellectual Property

We currently have a patent pending on our core parallel hybrid technology for multirotor aircraft and a patent encompassing a control algorithm and clutch mechanism.

Competitors and Industry

We compete with larger, more established companies who currently have UAS on the market and/or various product development programs, including, but not limited to, Yamaha, Griff Aviation, Top Flight Technologies, Boeing, Aerones, Watts Innovation, Harris Aerial, Forvola, Bell and LaFlamme. The systems available on the market are helicopters, multi-rotors, or VTOL aircraft with all-electric, combustion or serial hybrid powertrains. We believe that the hybrid technology we are developing has advantages over all these types in terms of payload-to-weight ratio, duration, and/or redundancy.

One advantage of the parallel hybrid solution over conventional helicopters is the potential for true redundancy and failsafe mechanisms. The ability to fly through an engine failure and safely land the aircraft, without performing a complex autorotation will likely be a major selling point. Another advantage is ease of maintenance and maintenance cost. Our system is modular and hybrid power modules can easily be swapped out in the field, which will minimize downtime. Modules can be sent individually to a remanufacturing center, which will lower maintenance costs, as opposed to having highly skilled, high-cost technicians in the field.

Employees

We currently have 12 full-time and 3 part-time employees.

Property

Our main facility is located at 450 McQuaide Drive, La Selva Beach, CA. We rent space from Airspace Integration, which is a drone and aviation business hub. The facility includes shop space, office space, a large, outdoor drone test range, as well as a runway and access to class G airspace.



Shop space (left), and runway at Airspace Integration (right)

Legal Proceedings

We are currently not a party to or involved in any litigation, and our management is not aware of any pending or threatened legal actions.

Previous Offerings

We have engaged in the following securities offerings during the last three years:

In September 2018, we sold 583,333 shares of Class A Common Stock in exchange for $2.57 per share or aggregate proceeds of $1,500,000, pursuant to Regulation D. We used the proceeds for operations.

During the years ended December 31, 2020 and 2019, we sold 84,696 and 711,776 shares of Class A Common Stock shares through a Regulation Crowdfunding offering for gross proceeds of 110,417 and $956,558, respectively. We used the proceeds for operations.

During the year ended December 31, 2020, we sold 184,625 shares of Class Common Stock through a Regulation A offering for gross proceeds of $862,199. We used the proceeds for operations.

During the year ended December 31, 2020, we sold 125,251 shares of Class B Common Stock through a Regulation D offering for gross proceeds of $321,651.

Current Offering

We are currently engaged in an offering under Regulation A+ in which we are seeking to raise up to $7,500,000 through the sale of up to 1,605,995 shares of our Class B Common Stock (the "Class B Shares"), par value $0.0001 per share, at a price of $4.67 per share, plus certain bonus shares that may be issued in connection therewith.

RISK FACTORS

Investing in our Class B Shares involves risk. In evaluating us and an investment in our Class B Shares, careful consideration should be given to the following risk factors, in addition to the other information included in this Offering Circular. Each of these risk factors could materially adversely affect our business, operating results or financial condition, as well as adversely affect the value of an investment in our Class B Shares. We are still subject to all the same risks faced by all companies in our industry, and to which all such companies in the economy are exposed. These include risks relating to economic downturns, political and economic events and technological developments (such as cyber-security). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Our financial statements include a going concern note.

Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from investors and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

We depend on certain key personnel and must attract and retain additional talent.

Our future success depends on the efforts of key personnel and consultants, including, Joshua Resnick, our chief executive officer, president and director, Robert Hulter, our lead software engineer, secretary and director, and David Adams, our treasurer, director, and lead product engineer. As we grow, we will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and our performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely that our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

The operation of Unmanned Aircraft Systems ("UAS") in urban environments may be subject to risks, such as accidental collisions and transmission interference, which may limit demand for our drones in such environments and harm our business and operating results.

Urban environments may present certain challenges to the operators of UAS. UAS may accidentally collide with other aircraft, persons or property, which could result in injury, death or property damage and significantly damage the reputation of and support for UAS in general. As the usage of UAS has increased, the danger of such collisions has increased. In addition, obstructions to effective transmissions in urban environments, such as large buildings, may limit the ability of the operator to utilize the aircraft for its intended purpose. The risks or limitations of operating UAS in urban environments may limit their value in such environments, which may limit demand for our drones and consequently materially harm our business and operating results.

Failure to obtain necessary regulatory approvals from the Federal Aviation Administration or other governmental agencies, or limitations put on the use of small UAS in response to public privacy or other concerns, may prevent us from expanding the sales of our drones in the United States.

The regulation of small UAS for commercial use in the United States is undergoing substantial change and the ultimate treatment is uncertain. In 2006, the Federal Aviation Administration (the "**FAA**") issued a clarification of its existing policies stating that, in order to engage in commercial use of small UAS in the U.S. National Airspace System, a public operator must obtain a Certificate of Authorization (a "**COA**") from the FAA, to fly in restricted airspace. The FAA's COA approval process requires that the public operator certify the airworthiness of the aircraft for its intended purpose, that a collision with another aircraft or other airspace user is extremely improbable, that the small unmanned aircraft system complies with appropriate cloud and terrain clearances and that the operator or spotter of the small unmanned aircraft system is generally within one half-mile laterally and 400 feet vertically of the small unmanned aircraft system while in operation. Furthermore, the FAA's clarification of existing policy stated that the rules for radio-controlled hobby aircraft do not apply to public or commercial use of small UAS.

On February 14, 2012, the FAA Modernization and Reform Act of 2012 was enacted, establishing various deadlines for the FAA to allow expanded use of small UAS for both public and commercial applications. On June 21, 2016, the FAA released its final rules regarding the routine use of certain small UAS (under 55 pounds) in the U.S. National Airspace System pursuant to the act. The rules, which became effective in August 2016, provide safety regulations for small UAS conducting non-recreational operations and contain various limitations and restrictions for such operations, including a requirement that operators keep UAS within visual-line-of-sight and prohibiting flights over unprotected people on the ground who are not directly participating in the operation of the UAS. We cannot assure you that these rules will not impede our ability to sell our drones.

Pursuant to Federal law, we will need FAA exemptions for certain commercial uses of our UAS. If we are unable to obtain such exemptions, we may be unable to sell our UAS for such purposes, which would have an adverse effect on our business, financial condition, and/or operating results.

In addition, there exists public concern regarding the privacy implications of U.S. commercial and law enforcement use of small UAS. This concern has included calls to develop explicit written policies and procedures establishing usage limitations. We cannot assure you that the response from regulatory agencies, customers and privacy advocates to these concerns will not delay or restrict the adoption of small UAS by non-military customers.

We face significant market competition.

We compete with larger, more established companies who currently have UAS on the market and/or various product development programs. Many of our competitors have more access to capital and marketing/sales channels and human resources than we do. They may succeed in developing and marketing competing products earlier than us, or products that are superior to ours. There can be no assurance that our competitors will not render our technology or product obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Risks of borrowing.

In the future, we may have to seek other loans from financial institutions. Typical loan agreements might contain restrictive covenants which may impair our operating flexibility. A default under any loan agreement could result in a charging order that would have a material adverse effect on our business, results of operations or financial condition.

Our intellectual property could be unenforceable or ineffective.

One of our most valuable assets is our intellectual property. In addition to holding various trademarks, we have one patent application pending and one provisional patent application pending, and plan to explore other opportunities to patent parts of our core technology; however, such patents may never be issued or certain claims may be rejected or may need to be narrowed, which may limit the protection we are attempting to obtain. In addition, companies, organizations, or individuals, including competitors, may hold or obtain patents, trademarks, or other proprietary rights that would prevent, limit, or interfere with our ability to make, use, develop, sell, or market our drones which would make it more difficult for us to operate our business. These third parties may have applied for, been granted, or obtained patents that relate to intellectual property, which competes with our intellectual property or technology. This may require us to develop or obtain alternative technology, or obtain appropriate licenses under these patents, which may not be available on acceptable terms or at all. Such a circumstance may result in us having to significantly increase development efforts and resources to redesign our technology in order to safeguard our competitive edge against competitors. There is a risk that our means of protecting our intellectual property rights may not be adequate, and weaknesses or failures in this area could adversely affect our business or reputation, financial condition, and/or operating results.

From time to time, we may receive communications from holders of patents or trademarks regarding their proprietary rights. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights or otherwise assert their rights and urge us to take licenses. In addition, if we are determined to have infringed upon a third party's intellectual property rights, we may be required to cease marketing and selling our drones, pay substantial damages, seek a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all, and/or establish and maintain alternative branding for our business. We may also need to file lawsuits to protect our intellectual property rights from infringement from third parties, which could be expensive, time consuming, and distract management's attention from our core operations.

We depend on technology and advanced information systems, which may fail or be subject to disruption.

There are no assurances that our software and website will be uninterrupted or fully secure, or that users will be willing to access, adopt, and use our website and software. Further, our software systems may be the target of malicious attacks seeking to identify and exploit weaknesses in our software. Cyber-attacks may target vendors, customers or other third parties, or the communication infrastructure on which they depend. Despite good faith efforts by us to mitigate the risks associated with cyber-attacks through various security protocols, an attack or a breach of security could result in a loss and theft of private data, violation of applicable privacy and other laws, significant legal and financial exposure, damage to reputation, and a loss of confidence in security measures, any of which could have a materially adverse effect on our business.

The integrity, reliability, and operational performance of our information technology ("**IT**") infrastructure are critical to our operations. Our IT infrastructure may be damaged or interrupted by increases in usage, human error, unauthorized access, natural hazards or disasters, or similarly disruptive events. Furthermore, our systems may be unable to support a significant increase in traffic or increase in user numbers, whether as a result of organic or inorganic growth of the business. While we have taken several measures to safeguard against a failure of our IT infrastructure, or the telecommunications and/or other third-party infrastructure on which such infrastructure relies, could lead to significant costs and disruptions that could reduce revenue, damage our reputation, and have a materially adverse effect on our operations, financial performance, and prospects.

We intend to institute business continuity procedures and security measures to protect against network or IT failure or disruption. However, these procedures and measures may not be effective against all forms of disruptions and may not ensure that we are able to carry on our business. Should these measures and protections fail to operate as intended or at all, they may not prevent a material disruption to our operations, and the consequence of such would have a materially adverse effect on our financial performance and prospects.

We do not guarantee that the use of applications and systems designed for system security will effectively counter evolving security risks or address the security concerns of existing and potential users. Any failures in our security measures could have a materially adverse effect on our business, financial condition, and results of operations. In addition, our controls may not be effective in detecting or preventing any intrusion or other security breaches, or safeguarding against sabotage, hackers, viruses, and other forms of cybercrime. Any failure in these protections could harm our reputation and have a materially adverse effect on our operations, financial performance, and prospects.

We store investor, customer and vendor personal and other sensitive information/digital data. Any accidental or willful security breaches or other unauthorized access could cause the theft and criminal use of this data and/or theft and criminal use of our information. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation, and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our software are exposed and exploited, and, as a result, a third party obtains unauthorized access to any of our investor, customer or vendor data, our relationships with our investors, customers, vendors, and/or other third parties will be severely damaged, and we could incur significant liability.

Since techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and any third-party hosting facility that we may use, may be unable to anticipate these techniques or to implement adequate preventative measures.

We may face technological and design challenges.

We may discover that the optimal retail price points for our drones are below where we can sustainably price our current low-cost architecture, which could necessitate the development of new product architecture that could take years to go from concept to product. It is possible that during our development of future products, one or more issues may arise that could cause us to abandon it. This could happen at any point in the development cycle and could result in a significant delay to achieving the lower-priced product line. If we need to develop a completely new product line, that could create significant delays and adversely impact the value of your investment. Further, we may encounter unforeseen technical challenges as we move from a prototype to a commercial product.

Manufacturing and selling our products internationally may cause problems and present risks.

Certain components of our drones are manufactured internationally. There are many risks associated with international business. These risks include, but are not limited to, language barriers, fluctuations in currency exchange rates, political and economic instability, regulatory compliance difficulties, problems enforcing agreements, and greater exposure of our intellectual property to markets where a high probability of unlawful misappropriation may occur.   Failure to successfully mitigate any of these potential risks could damage our business. In addition, there is currently a risk that the coronavirus outbreak may disrupt parts supply. We intend to mitigate this risk through inventory and supply chain management practices. There are many potential contract manufacturers that can produce our products both in the US and abroad.

In addition, we are required to comply with all applicable domestic and foreign export control laws, including the International Traffic in Arms Regulations and the Export Administration Regulations. In addition, we may be subject to the Foreign Corrupt Practices Act and international counterparts that generally bar bribes or unreasonable gifts for foreign governments and officials. Violation of any of these laws or regulations could result in significant sanctions, which could reduce our future revenue and net income.

We are subject to changes in foreign currency exchange rates.

Some of our products or components of our products may be manufactured internationally and may be sold in other countries throughout the world. As a result, the price we pay for our products and what they may be sold for depend on the exchange rates between the U.S. dollar and other currencies. Over the past several years, these exchange rates have had material fluctuations and we expect they will continue to fluctuate. If the U.S. dollar becomes significantly weaker, our products will likely cost us more to manufacture and we may receive less than expected when they are sold, which could adversely impact the economics of our business and your investment.

Natural disasters and other events beyond our control could materially adversely affect us.

Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could have a strong negative effect on us. Our business operations are subject to interruption by natural disasters, fire, power shortages, pandemics and other events beyond our control. Although we maintain crisis management and disaster response plans, such events could make it difficult or impossible for us to deliver our services to our customers and could decrease demand for our services. In December 2019, a novel strain of coronavirus, COVID-19, was reported in Wuhan, China. The World Health Organization has since declared the outbreak to constitute a pandemic. The extent of the impact of COVID-19 on our operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on our customers and our sales cycles and industry events, and the effect on our vendors, all of which are uncertain and cannot be predicted.

The ongoing COVID-19 pandemic and any preventative or protective actions that governmental authorities or we may take in response to the pandemic may have a material adverse effect on our business or the business of our customers, suppliers, or distribution channels, including additional business shutdowns, reduced operations, restrictions on shipping, reduced consumer demand, or the ability of our customers to make payments. In addition, preparing for and responding to the ongoing pandemic could divert management's attention from our key strategic priorities, increase costs as we prioritize the health and safety of our employees, cause us to reduce, delay, alter, or abandon strategic initiatives that may otherwise increase our long-term value, and otherwise disrupt our business operations. Also, while we believe the employee-safety measures we have implemented or others we may take in the future are temporary, they may continue until after the pandemic is contained and could amplify existing risks or introduce new risks that could adversely affect our business. Furthermore, these safety measures may not be successful in preventing the spread of the virus among our employees and we could face litigation or other claims related to unsafe working conditions, inadequate protection of our employees, or other similar or related claims. Any of these claims, even if without merit, could result in costly litigation or further divert management's attention and resources.

At this point, the extent to which COVID-19 may impact our financial condition or results of operations is uncertain. The effect of COVID-19 may not be fully reflected in our results of operations until future periods, if at all. If the COVID-19 outbreak continues to spread, we may need to limit operations or implement limitations. There is a risk that other countries or regions may be less effective at containing COVID-19, or it may be more difficult to contain if the outbreak reaches a larger population or broader geography, in which case the risks described herein could be elevated significantly.

We store personally identifiable information of consumers which is subject to vast regulation.

Some jurisdictions have enacted laws requiring companies to notify individuals of data security breaches involving certain types of personal data. Evolving regulations regarding personal data and personal information, in the European Union and elsewhere, including, but not limited to, the General Data Protection Regulation, which we refer to as GDPR, the California Consumer Privacy Act of 2018 and similar privacy laws in other states and jurisdictions, may limit or inhibit our ability to operate or expand our business, or market our products. Such laws and regulations require or may require us to implement privacy and security policies, permit consumers to access, correct or delete personal information stored or maintained by us, inform individuals of security incidents that affect their personal information, and, in some cases, obtain consent to use personal information for specified purposes. Such laws and regulations could restrict our ability and our customers' ability to collect and use personal information, which may reduce demand for our solutions.

Changing industry standards and industry self-regulation regarding the collection, use and disclosure of data may have similar effects. Existing and future privacy and data protection laws and increasing sensitivity of consumers to unauthorized disclosures and use of personal information may also negatively affect the public's perception of our kiosks and software. If our solutions are perceived to cause, or are otherwise unfavorably associated with, invasions of privacy, whether or not illegal, we or our customers may be subject to public criticism.

Any failure on our part to comply with applicable privacy and data protection laws, regulations, policies and standards or any inability to adequately address privacy concerns associated with our solutions, even if unfounded, could subject us to liability, damage our reputation, impair our sales and harm our business. Furthermore, the costs of compliance with, and other burdens imposed by, such laws, regulations, policies and standards may result in a decrease in our profitability and/or limit adoption of and demand for our products.

If critical components or raw materials used to manufacture our products become scarce or unavailable, then we may incur delays in manufacturing and delivery of our products, which could damage our business.

We obtain hardware components, various subsystems and systems from a limited group of suppliers. We do not have long-term agreements with any of these suppliers that obligate them to continue to sell components, subsystems, systems or products to us. Our reliance on these suppliers involves significant risks and uncertainties, including whether our suppliers will provide an adequate supply of required components, subsystems, or systems of sufficient quality, will increase prices for the components, subsystems or systems and will perform their obligations on a timely basis.

In addition, certain raw materials and components used in the manufacture of our products are periodically subject to supply shortages, and our business is subject to the risk of price increases and periodic delays in delivery. Particularly, the market for electronic components is experiencing increased demand, creating substantial uncertainty regarding our suppliers' continued production of key components for our products. If we are unable to obtain components from third party suppliers in the quantities and of the quality that we require, on a timely basis and at acceptable prices, then we may not be able to deliver our products on a timely or cost effective basis to our customers, which could cause customers to terminate their contracts with us, increase our costs and seriously harm our business, results of operations and financial condition. Moreover, if any of our suppliers become financially unstable, or otherwise unable or unwilling to provide us with raw materials or components, then we may have to find new suppliers. It may take several months to locate alternative suppliers, if required, or to redesign our products to accommodate components from different suppliers. We may experience significant delays in manufacturing and shipping our products to customers and incur additional development, manufacturing and other costs to establish alternative sources of supply if we lose any of these sources or are required to redesign our products. We cannot predict if we will be able to obtain replacement components within the time frames that we require at an affordable cost, if at all.

If our drones fail to perform as expected, we may have to recall our products and our ability to develop, market and sell our drones could be harmed.

Our drones may contain defects in design and manufacture that may cause them not to perform as expected or that may require repair. While we perform extensive internal testing, we will have a limited frame of reference by which to evaluate the performance of our drones. There can be no assurances that we will not be required to recall products in the future. There can be no assurance that we will be able to detect and fix any defects in the drones prior to their sale to consumers. In the future, we may at various times, voluntarily or involuntarily, initiate a recall if any of our drones or their components prove to be defective. In addition, our drones may not perform consistent with customers' expectations or consistent with other drones currently available. Any product defects or any other failure of our drones to perform as expected could harm our reputation and result in adverse publicity, lost revenue, delivery delays, product recalls, product liability claims, harm to our brand and reputation, and significant warranty and other expenses, and could have a material adverse impact on our business, financial condition, operating results and prospects.

We may become subject to product liability claims, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims.

The risk of product liability claims, product recalls, and associated adverse publicity is inherent in the manufacturing, marketing, and sale of drones. We may become subject to product liability claims, which could harm our business, prospects, operating results and financial condition. We face the risk of exposure to claims in the event our drones do not perform as expected or malfunction resulting in personal injury or death. A successful product liability claim against us could require us to pay a substantial monetary award. In addition, a product liability claim could generate substantial negative publicity about our drones and business and inhibit or prevent commercialization of other future products which would have material adverse effect on our brand, business, prospects and operating results. Any lawsuit or claim, regardless of its merit, may have a material adverse effect on our reputation, business and financial condition.

If we are unable to adequately control the costs associated with operating our business, including our costs of manufacturing, marketing and sales, our business, financial condition, operating results and prospects will suffer.

If we are unable to maintain a sufficiently low level of costs for designing, manufacturing, marketing, selling and distributing our drones relative to their selling prices, our operating results, gross margins, business and prospects could be materially and adversely impacted. We have made, and will be required to continue to make, significant investments in the design, manufacture, marketing and sale of our drones. There can be no assurances that our costs of producing and delivering our drones will be less than the revenue we generate from sales.

We will incur significant costs related to contracting for the manufacture of our drones, procuring the materials required to manufacture our drones, assembling drones and compensating our personnel and consultants. Many of the factors that impact our operating costs are beyond our control. For example, the costs of our raw materials and components could increase due to shortages if global demand for these materials and components increases. In addition, we may experience increases in the cost or a sustained interruption in the supply or shortage of materials. Any such cost increase or supply interruption could materially negatively impact our business, prospects, financial condition and operating results. If we are unable to keep our operating costs aligned with the level of revenues we generate, our operating results, business and prospects will be harmed.

Terms of subsequent financings may adversely impact your investment.

We are currently engaged in a Regulation A+ offering and may need to engage in common equity, debt or preferred stock financings in the future. Your rights and the value of your investment in the Class B Shares could be reduced. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designations, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Class B Shares. In addition, if we need to raise more equity capital from the sale of equity securities, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment, including, a lower price per share.

Because no public trading market for our Class B Shares currently exists, it will be difficult for you to sell your Class B Shares and, if you are able to sell your Class B Shares, you may have to sell them at a substantial discount to the price you paid for the Class B Shares.

There is no public market for our Class B Shares. Until our Class B Shares are listed on an exchange, if ever, you may not sell your Class B Shares unless the buyer meets the applicable suitability and minimum purchase standards. Therefore, it will be difficult for you to sell your Class B Shares promptly or at all. If you are able to sell your Class B Shares, you may have to sell them at a substantial discount to the price you paid for the Class B Shares.

Investors in our Class B Shares have no voting rights.

Subject to applicable law and, except as mentioned in our organizational documents, the holders of Class B Shares have no voting rights, management or control rights or influence or vote on any corporate matters, and the voting stockholders and directors may take actions of which a majority of the holders of Class B Shares disapprove. In addition, the holders of Class B Shares shall not have any right to voluntarily convert the Class B Shares into Class A Shares, and such conversion is solely in the discretion of the Board. In assessing the risks and rewards of an investment in the Class B Shares, investors must be aware that they are relying solely on the good faith, judgment, and ability of our directors, officers, employees and holders of our voting shares, to make appropriate decisions in respect to our management, including, but not limited to, the Board's discretion to convert the Class B Shares into Class A Shares. Therefore, the holders of Class B Shares will be subject to the decisions of our directors, officers, employees and holders of our voting shares.

Our officers and directors have voting control.

Our directors and officers, together control a majority of our outstanding Class A shares, which are our only voting shares.   Therefore, our officers and directors are able to control our management and affairs and most matters requiring stockholder approval, including, but not limited to, the election of directors and approval of significant corporate transactions. This concentration of ownership and voting power could have an anti-takeover effect as a potential acquirer may wish to call a special meeting of stockholders for the purpose of considering the removal of directors or an acquisition offer, in which case the investors would not have the right to vote in favor of the same.

We are not likely to pay cash dividends in the foreseeable future.

We currently intend to retain any future earnings for use in the operation and expansion of our business. Accordingly, we do not expect to pay any cash dividends in the foreseeable future but will review this policy as circumstances dictate.

Our Class A Shares and Class B Shares may be subject to registration under the Exchange Act.

Companies with total assets above $10 million and more than 2,000 holders of record of its equity securities, or 500 holders of record of its equity securities who are not accredited investors, at the end of their fiscal year, must register that class of equity securities with the SEC under the Exchange Act. We currently have over 2,000 holders of our Class A Shares. If and when we are deemed to have assets above $10 million, we could be required to register our Class A Shares and our Class B Shares with the SEC under the Exchange Act, which would be a laborious and expensive process. In addition, if such registration takes place, we will have materially higher compliance and reporting costs going forward.

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONAND RESULTS OF OPERATION

The following discussion of our financial condition and results of operations for the twelve-month period ended December 31, 2020 (the "**2020 Annual Period**"), and the twelve-month period ended December 31, 2019 (the "**2019 Annual Period**") should be read in conjunction with our audited consolidated financial statements and the related notes included in this report.

Overview

We were formed as a Delaware corporation on September 10, 2018. Our headquarters are located in La Selva Beach, California. We manufacture and market drones for commercial use.

Results of Operation

Revenue

For the 2020 Annual Period, our revenue was $256,105, compared to $71,909, for the 2019 Annual Period. We have not yet generated any sales and our revenue during both the 2019 Annual Period and the 2020 Annual Period is attributable solely to government grants.

Operating Expenses

Throughout the 2020 Annual Period, we spent most of our efforts advancing and developing our technologies. Our operating expenses consist of general and administrative, sales and marketing and research and development. For the 2020 Annual Period, our operating expenses were $1,434,033, including, $645,039 for general and administrative, $31,749 for sales and marketing, and $757,245 for research and development. For the 2019 Annual Period, our operating expenses were $347,665, including, $60,876 for general and administrative, $33,050 for sales and marketing, and $253,739 for research and development. Our operating expenses were significantly higher during the 2020 Annual Period, primarily because of our increased research and development efforts.

Operating Loss

Our operating loss for the 2020 Annual Period, was $1,777,928, compared to $275,756, for the 2019 Annual Period.

Other Expenses

Our other income for the 2020 Annual Period, was $8,500, compared to $1,237 for the 2019 Annual Period.

Net Loss

Our net loss for the 2020 Annual Period, was $1,169,428, compared to $274,519 for the 2019 Annual Period.

Liquidity and Capital Resources

As of December 31, 2020, we had $817,928 in cash, compared to $769,181 as of December 31, 2019. As of March 31, 2021, and excluding any future proceeds we receive from our Regulation A+ Offering, we have sufficient operating capital for approximately 7 months.

We will incur significant additional costs in developing products, and in production, marketing, sales and customer service, and intend to continue to fund our operations through funds received from our recent Regulation Crowdfunding campaign, funds received through our current Regulation A+ offering, and additional debt and/or equity financing as determined to be necessary. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. Accordingly, our independent auditors report includes a paragraph regarding substantial doubt about our ability to continue as a going concern.

Debt

As of December 31, 2019, we had $248,000 in outstanding Simple Agreements for Future Equity (SAFEs), which were classified as debt on our balance sheet. In June 2020, SAFE holders holding an aggregate of $240,000 in SAFEs, converted their SAFEs into 201,688 Class A Shares. As of December 31, 2020, we had no debt.

Plan of Operations

The table below outlines our significant goals for the next 12 months, which we anticipate will require approximately $3,500,000 in addition to our current cash on hand, to complete.

Estimated Completion Date	Milestone	Estimated Cost
·Q2 2021	Continued Testing of Beta Level UAS	$1,000,000
·Q3 2021	Testing of Production Hybrid Power Module	$1,000,000
·Q1 2022	Limited Beta Aircraft Deliveries	$1,000,000
·Q2 2022	Production Hybrid Power Module Release	$500,000

The extent to which we will be able to complete the milestones outlined above is dependent upon the funds raised in our current Regulation A+ offering. If we do not raise a sufficient amount of funds in such offering, we may not incur all the costs or complete all the milestones outlined above.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The following table sets forth information about our executive officers and directors.

Name	Position	Age	Term of Office	Approximate Hours per week for part-time employees
Joshua Resnick	Chief Executive Officer, President and Director	41	September 2018 – Present	Full Time
David Adams	Treasurer and Director	38	September 2018 – Present	Full Time
Robert Hulter	Secretary and Director	37	September 2018 – Present	Full Time

There are no arrangements or understandings between our executive officers and directors and any other persons pursuant to which the executive officer or director was selected to act as such.

Joshua Resnick, has served as our chief executive officer, president and a director since our inception in September 2018, and oversees our operations. Between June 2015 and January 2019, he served as Lead Electrical Engineer for the Semi Truck Program at Tesla Motors, where he led the system architecture and low-voltage engineering efforts. Mr. Resnick received a BS in Electrical Engineering from Worcester Polytechnic Institute.

David Adams, has served as our treasurer, a director, and our lead hardware engineer since our inception in September 2018, and oversees hardware development. Between November 2017 and August 2019, he served as a Senior Systems Engineer at Verb Surgical, Inc., where he coordinated between multiple technical teams including robot software developers, hardware designers, and firmware engineers. Between May 2012 and November 2017, Mr. Adams served as a product engineer for LAM Research. Mr. Adams began his career as an engineer qualified Naval officer, aboard nuclear submarines. He also supported Naval research into drone swarms. After leaving the Navy, Mr. Adams focused his career on robotic systems integration and design. Mr. Adams received an MS in Electrical Engineering from San Jose State University and a BS in Electrical Engineering from California Polytechnic State University, San Luis Obispo.

Robert Hulter, has served as our secretary, a director and lead software engineer since our inception in September 2018, where he oversees the development of our software. Between January 2010 and September 2018, he served as an Electric Engineer for OLT Solar, where he was responsible for designing solar robotics cells. Mr. Hulter received a BSEE in Electrical Engineering from California Polytechnic State University, San Luis Obispo.

Compensation

The table below reflects the annual compensation of each of the three highest paid persons who were executive officers or directors, during the fiscal year ended December 31, 2020:

Name(1)	Capacities in which compensation received	Cash Compensation	Other Compensation	Total Compensation
Joshua Resnick	Chief Executive Officer, President and Director	$ 116,791	$0	$ 116,791
David Adams	Treasurer and Director	$ 118,173	$0	$ 118,173
Robert Hulter	Secretary and Director	$ 111,529	$0	$ 111,529

(1) The business address of each director and executive officer is 450 McQuaide, La Selva Beach, California 95076.

We do not have employment agreements with any of our executive officers or directors.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our outstanding Class A Shares, our only voting securities, as of March 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of our outstanding Class A Shares, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting or investment power with respect to shares beneficially owned.

Title of class	Name and address of beneficial owner (1)	Amount and nature of Beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Class A Common Stock	Joshua Resnick	2,000,000	-	32.57%
Class A Common Stock	David Adams	1,500,000	-	24.42%
Class A Common Stock	Robert Hulter	1,500,000	-	24.42%
Class A Common Stock	All directors and officers as a group (3 persons)	5,000,000	-	81.41%

(1) The business address of each of the above named individuals, is 450 McQuaide, La Selva Beach, California 95076.

RELATED PARTY TRANSACTIONS

David Adams, our treasurer and a director, and his relative Terry Adams, purchased SAFEs in the total amount of $57,000, which they have converted into Class A Common Stock in May 2020.

OUR SECURITIES

Our authorized capital stock consists of 11,000,000 shares of common stock, having a par value of $0.00001 per share, of which 8,000,000 shares are designated as "Class A Common Stock" (the "**Class A Shares**") and 3,000,000 shares are designated as "Class B Common Stock" (the "**Class B Shares,**" and sometimes together with the Class A Shares, the "**Common Stock**"). On June 2, 2020 we filed an Amended and Restated Certificate of Incorporation, which among other things, eliminated the voting rights for Class B Common Stock and increased the authorized number of shares of Class B Common Stock from 2,000,000 shares to 3,000,000 shares. As of December 31, 2020, we had 6,285,861 Class A Shares outstanding and 376,598 Class B Shares outstanding. We also have outstanding, an aggregate of 277,437 Class A Shares having exercise prices of $1.40 per share.

The rights of holders of our Common Stock are governed by our Certificate of Incorporation. Our Certificate of Incorporation may be amended by our Board and by the vote of the holders of a majority of the outstanding Class A Shares, to increase the number of authorized shares of Common Stock, or the authorized number of shares of any class of Common Stock and there is no limit on the number of shares of Common Stock, or any class of Common Stock, that may be authorized and issued. The Board of chief executive officers, with the approval of the holders of the Class A Shares, may also amend the Certificate of Incorporation to create one or more series of preferred stock that have rights, preferences and privileges senior to the rights, preferences and privileges of the Common Stock.

The holders of Common Stock, regardless of class, will be entitled to receive pro rata dividends, if any, declared by our Board of Directors out of legally available funds, based on the number of shares of Common Stock that they hold, bears to the total number of outstanding shares of Common Stock, however, subject to any preferential right of the holders of any preferred stock that may be authorized and issued in the future.

The holders of Class A Shares are entitled to one vote per share. The holders of Class B Shares have no voting rights, except as provided under Delaware law, which include the right to vote on an amendment to our Certificate of Incorporation if the amendment would increase or decrease the par value of the Class B Shares, or alter or change the powers, preferences, or special rights of the Class B Shares, so as to affect them adversely.

The holders of Common Stock have no preemptive, subscription or redemption rights.

Conversion of Class B Shares

All Class B Shares shall automatically convert into Class A Shares on a one-for-one basis, upon the approval of the Board of Directors, and may not be converted at the option of the holder of the Class B Shares. The Board of Directors is likely to approve a conversion at such time as it deems it appropriate for us to have one class of shares, including, but not limited to, the development of a trading market for our stock.

Exclusive Venue

Pursuant to our Certificate of Incorporation, the Court of Chancery of the State of Delaware, to the fullest extent permitted by law, and except for claims arising under the federal securities laws, shall be the sole and exclusive forum for (1) any derivative action or proceeding brought on behalf of the corporation, (2) any action asserting a claim of breach of a fiduciary duty owed by, or other wrongdoing by, any director, officer, employee or agent of the corporation to the corporation or the corporation's stockholders, (3) any action asserting a claim arising pursuant to any provision of the General Corporation Law or the corporation's Certificate of Incorporation or Bylaws, (4) any action to interpret, apply, enforce or determine the validity of the corporation's Certificate of Incorporation or Bylaws or (5) any action asserting a claim governed by the internal affairs doctrine, in each such case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Our subscription agreement includes a forum selection provision that requires any claim against us based on the subscription agreement not arising under the federal securities laws to be brought in a court of competent jurisdiction in the State of Delaware. These provisions may limit an investor's ability to bring a claim against us and our directors, officers, or other employees, in a judicial forum that it finds favorable for disputes, and therefore, may discourage lawsuits with respect to such claims.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:
(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation

We sold shares in our most recent Regulation CF campaign at a pre-money valuation of $7,980,000.00. In determining the valuation, we examined the valuations and valuation caps of recent hardware companies raising fuds under Regulation CF. Then we weighted the valuations based on irrelevance to our industry.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds tobelieve that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 29, 2021.

PARALLEL FLIGHT TECHNOLOGIES, INC.

By: _____
Joshua Resnick, Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

PARALLEL FLIGHT TECHNOLOGIES, INC.

FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 2020 AND 2019

PARALLEL FLIGHT TECHNOLOGIES, INC

Index to Financial Statements

<center>**INDEPENDENT AUDITORS' REPORT**</center>

To the Board of Directors and Stockholders
Parallel Flight Technologies, Inc.

Report on the Financial Statements
We have audited the accompanying financial statements of Parallel Flight Technologies, Inc. (the "Company") which comprise the balance sheets as of December 31, 2020 and 2019, the related statements of operations, stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Parallel Flight Technologies, Inc. as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, certain conditions including the Company incurring losses from operations and having negative cash flows in operating activities raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

/s/ dbb*mckennon*

Newport Beach, CA
April 29, 2021

<center>3</center>

PARALLEL FLIGHT TECHNOLOGIES, INC.
BALANCE SHEETS
DECEMBER 31, 2020 AND 2019

	December 31, 2020	December 31, 2019
Assets		
Current Assets:		
Cash	$ 817,928	$ 769,181
Prepaid expenses	6,789	-
Total current assets	824,717	769,181
Property and equipment, net	48,589	5,026
Total assets	$ 873,306	$ 774,207
Liabilities and Stockholders' Equity		
Current Liabilities		
Accounts payable	$ 34,506	$ 17,304
Accrued liabilities	37,363	16,860
Deferred revenue	86,349	21,000
Total current liabilities	158,218	55,164
Long-Term Liabilities		
Simple agreements for future equity (SAFEs) - Note 6	11,764	248,000
Total liabilities	$ 169,982	$ 303,164
Stockholders' Equity		
Class A common stock, $0.00001 par value-8,000,000 authorized; 6,008,424 and 3,722,040 outstanding at December 31, 2020 and 2019, respectively	60	37
Class B common stock, $0.00001 par value-3,000,000 authorized; 313,569 and 2,000,000 outstanding at December 31, 2020 and 2019, respectively	3	20
Stock subscription receivable	(49,921)	(57,408)
Additional paid-in capital	2,253,958	798,953
Accumulated deficit	(1,500,776)	(270,559)
Total stockholders' equity	703,324	471,043
Total liabilities and stockholders' equity	$ 873,306	$ 774,207

See accompanying notes to the financial statements.

PARALLEL FLIGHT TECHNOLOGIES, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	For the Year Ended December 31, 2020	For the Year Ended December 31, 2019
Grant revenue	$ 256,105	$ 71,909
Operating expenses:		
General and administrative	656,711	60,876
Sales and marketing	41,749	33,050
Research and development	750,246	253,739
Total operating expenses	1,448,706	347,665
Operating loss	(1,192,601)	(275,756)
Other (income) expenses:		
Other income	(8,500)	(1,237)
Loss on extinguishment of SAFEs	44,352	-
Loss on remeasurement of SAFEs	1,764	-
Total other (income) expense	37,616	(1,237)
Net loss before income taxes	(1,230,217)	(274,519)
Provision for income taxes	-	-
Net loss	$ (1,230,217)	$ (274,519)
Weighted average loss per share of Class A and B common stock - basic and diluted	$ (0.21)	$ (0.05)
Weighted average shares outstanding of Class A and B common stock - basic and diluted	5,999,992	5,049,680

See accompanying notes to the financial statements.

5

PARALLEL FLIGHT TECHNOLOGIES, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2020 and 2019

	Class A - Common Stock		Class B - Common Stock		Stock Subscription Receivable	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount				
Balance at December 31, 2018	3,000,000	$ 30	2,000,000	$ 20	$ (50)	$ -	$ 3,960	$ 3,960
Issuance of common stock for cash - Reg CF	711,776	7	-	-	(57,358)	956,551	-	899,200
Common stock issued for offering costs - Reg CF	10,264	-	-	-	-	-	-	-
Offering costs	-	-	-	-	-	(157,598)	-	(157,598)
Net loss	-	-	-	-	-	-	(274,519)	(274,519)
Balance at December 31, 2019	3,722,040	$ 37	2,000,000	$ 20	$ (57,408)	$ 798,953	$ (270,559)	$ 471,043
Conversion of Founders' stock	2,000,000	20	(2,000,000)	(20)	-	-	-	-
Receipt of stock subscription receivable	-	-	-	-	57,408	-	-	57,408
Conversion of SAFEs to common stock	201,688	2	-	-	-	284,350	-	284,352
Issuance of common stock for cash - Reg CF	84,696	1	-	-	-	110,416	-	110,417
Issuance of common stock for cash - Reg A	-	-	184,625	2	(49,921)	862,197	-	812,278
Issuance of common stock for cash - Reg D	-	-	125,251	1	-	321,651	-	321,652
Issuance of common stock for offering costs	-	-	3,693	-	-	-	-	-
Offering costs	-	-	-	-	-	(223,139)	-	(223,139)
Stock-based compensation	-	-	-	-	-	99,530	-	99,530
Net loss	-	-	-	-	-	-	(1,230,217)	(1,230,217)
Balance at December 31, 2020	6,008,424	$ 60	313,569	$ 3	$ (49,921)	$ 2,253,958	$ (1,500,776)	$ 703,324

See accompanying notes to the financial statements.

PARALLEL FLIGHT TECHNOLOGIES, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	For the Year Ended December 31, 2020	For the Year Ended December 31, 2019
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (1,230,217)	$ (274,519)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	2,431	685
Loss on extinguishment of SAFEs	44,352	-
Loss on revaluation of SAFEs	1,764	-
Forgiveness of payment protection program loan	(33,411)	
Stock based compensation	99,530	-
Changes in operating assets and liabilities:		
Prepaid expense	(6,789)	-
Accounts payable	17,202	17,304
Accrued liabilities	20,503	14,525
Deferred revenue	65,349	21,000
Net cash used in operating activities	(1,019,286)	(221,005)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment	(45,994)	(5,711)
Net cash used in investing activities	(45,994)	(5,711)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Issuance of SAFE agreements	2,000	72,000
Proceeds from payment protection program loan	33,411	-
Common stock issued for cash, net of offering costs	1,078,616	741,602
Net cash provided by financing activities	1,114,027	813,602
Increase in cash and cash equivalents	48,747	586,886
Cash and cash equivalents, beginning of year	769,181	182,295
Cash and cash equivalents, end of year	$ 817,928	$ 769,181
Supplemental disclosures of cash flow information:		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -
Non-cash investing and financing activities:		
Fair Value of SAFEs converted to Class A - Common Stock	$ 284,352	$ -

During 2020, one of the founders incurred $2,000 of expense which was reimbursed through an increase to his SAFE agreement. All SAFE agreements converted to equity in accordance with the provisions of the agreements.

See accompanying notes to the financial statements.

NOTE 1 – NATURE OF OPERATIONS

Parallel Flight Technologies, Inc., was formed on September 10, 2018 ("Inception") in the State of Delaware. The financial statements of Parallel Flight Technologies, Inc., (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in La Selva Beach, California.

The Company designs heavy-lift, autonomous aircraft based on our proprietary heavy-lift technology. Our aircrafts are anticipated to lift more payload and fly for a longer duration than other competitive technologies. The Company is currently developing unmanned aircraft solutions for wildland firefighters to drastically improve firefighter safety and effectiveness. The Company is working closely with federal, state, and local fire agencies to build the right tool for firefighting in the 21st century. Beyond firefighting, the Company's technology will create new possibilities for commercial drones, unmanned logistics, and Urban Air Mobility.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to US GAAP.

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2020 and 2019. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

The SAFEs are considered a level 3 liability as there are no observable direct or indirect inputs. Based on management's estimates as of December 31, 2019, the fair value of these instruments is considered to be the carrying value. Management's estimates are based on the short duration of the outstanding SAFEs, the fact that market circumstances had not changed materially since the instruments were originated, and that the SAFEs were sold at the same terms to both related parties and unrelated parties throughout 2018 and 2019. Accordingly, there was no change in valuation during 2019.

As of December 31, 2020, management estimated the fair value of the remaining SAFE based on guidance prescribed by ASC 825-10. Management's estimate of fair value is based on an observable price change as of the date of its Regulation CF campaign. As of December 31, 2020, all but $11,764 of the SAFEs converted to equity (See Note 5).

Risks and Uncertainties
The Company has a limited operating history and has not generated significant revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: changes in technology, competition from larger more well-funded competitors, and changes to industries the Company is targeting. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents
The Company considers all short-term, highly liquid, unrestricted investments with original maturities of three months or less, to be cash equivalents.

Property and Equipment
Fixed assets are stated at cost. The Company's fixed assets are depreciated using the straight-line method over the estimated useful life to three to seven years. At the time of retirement of other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

Impairment of Long-Lived Assets
The Company reviews its long-lived assets in accordance with Accounting Standards Codification ("ASC") 360-10-35, Impairment or Disposal of Long-Lived Assets. Under that directive, long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Such group is tested for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. When such factors and circumstances exist, the projected undiscounted future cash flows associated with the related asset or group of assets over their estimated useful lives are compared against their respective carrying amount. Impairment, if any, is based on the excess of the carrying amount over the fair value, based on market value when available, or discounted expected cash flows, of those assets and is recorded in the period in which the determination is made.

Simple Agreements for Future Equity ("SAFEs")
The Company has issued several Simple Agreements for Future Equity ("SAFEs") in exchange for cash financing. As of December 31, 2020, all but $11,764 of these funds converted to equity. As of December 31, 2019, these funds had been classified as long-term liabilities (See Note 5 and 7).

As of December 31, 2020 and 2019, the Company had accounted for its SAFEs as derivative liabilities under the FASB's ASC section 815-40 and ASC section 815-10. No changes in the fair value of the SAFEs occurred during the period from issuance though the December 31, 2019. As of December 31, 2020, the Company recognized a loss on remeasurement of the remaining SAFE agreement of $1,764 and a loss on extinguishment of $44,352.

Revenue Recognition
In accordance with Financial Accounting Standard Board ("FASB") Accounting Standards Codification (ASC") Topic 606, Revenue from Contracts with Customers is when the customer takes physical possession of the product. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled to receive in exchange for these goods, using the five-step method required by ASC 606. The Company adopted this standard at the beginning of fiscal year 2019, with no material impact to its financial position or results of operations, using the modified retrospective method.

Revenue from grants is recognized in the period during which the conditions under the grant have been met and the Company has made payment for the related expense. Grant revenue was $256,105 and $71,909 for the years ended December 31, 2020 and 2019, respectively. In relation to grant revenue, as of December 31, 2020 and 2019, we deferred $86,349 and $21,000 related to receipt of funds in advance of completing performance obligations under the agreement, respectively. Management believes the loss of such revenues will not have a material effect on the Company's operations.

Research and Development
The Company incurs research and development costs during the process of researching and developing its technologies and future product offerings. Research and development costs consist primarily of developing heavy lift technology across the aerospace, military and public service industries. These costs are expensed as incurred until the resulting product has been completed, tested, and made ready for commercial use. Research and development costs expensed were $750,246 and $253,739 for the years ended December 31, 2020 and 2019, respectively.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company's net deferred tax asset at December 31, 2020 and 2019 was approximately $474,000 and $82,000, respectively, which primarily consists of net operating loss carry forwards. As of December 31, 2020 and 2019, the Company provided a 100% valuation allowance against the net deferred tax assets, which management could not determine, would more likely than not be realized. During the years ended December 31, 2020 and 2019, the Company recorded an increase to valuation allowance for approximately $392,000 and $82,000, respectively.

At December 31, 2020 and 2029, the Company had federal and state net operating loss carry forwards of approximately $1,587,000 and $275,000, respectively. The CARES Act amended rules related to the Company's federal net operating losses allowing for the NOLs to be carried forward indefinitely. The California net operating losses expire on various dates through 2040.

At December 31, 2020 and 2019, the applicable federal and state rates used in calculating the deferred tax provision was 21% and 8.84%, respectively. The difference between the effective tax rate and the stated tax rate is primarily due to a full valuation allowance on the net deferred tax assets.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and CA state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company has filed its tax returns through 2020 and is not currently under examination by any tax authority.

Stock Based Compensation
The Company accounts for stock awards issued under ASC 718, Compensation – Stock Compensation. Under ASC 718, share-based compensation cost is measured at the grant date, based on the estimated fair value of the award. Stock-based compensation is recognized as expense over the employee's requisite vesting period and over the nonemployee's period of providing goods or services. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

Loss per Common Share
We compute net income per share of Class A and Class B common stock using the two-class method. Basic net loss per share is computed using the weighted-average number of shares outstanding during the period. Diluted net loss per share is computed using the weighted-average number of shares and the effect of potentially dilutive securities outstanding during the period. For periods in which we incur a net loss, the effects of potentially dilutive securities would be antidilutive and would be excluded from diluted calculations. Dilutive securities consist of options under the Company's Equity Incentive Plan (Note 10) and its convertible SAFEs (Note 7).

For the years ended December 31, 2020 and 2019, the loss per share was $0.21 and $0.05, respectively, based on weighted average shares outstanding of Class A common stock of 5,106,054 and 3,049,680 and Class B common stock of 8593,938 and 2,000,000, respectively.

Concentration of Credit Risk
The Company's financial instruments include cash and cash equivalents.

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily surrounding cash and cash equivalents. The Company limits its exposure to credit risk surrounding cash and cash equivalents by holding excess balances at established financial institutions.

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Effect of COVID-19 Legislation
On March 27, 2020, the United States enacted the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act"). The Cares Act includes provisions relating to refundable payroll tax credits, deferment of the employer portion of certain payroll taxes, net operating loss carryback periods, alternative minimum tax credit refunds, modifications to the net interest deduction limitations and technical corrections to tax depreciation methods for qualified improvement property. The CARES Act also established a Paycheck Protection Program whereby certain small businesses are eligible for a loan to fund payroll expenses, rent, and related costs.

The Company considered the provisions under the CARES Act and elected to utilize the PPP provisions in addition to the Economic Injury Disaster Loan (EIDL) advance assistance.

New Accounting Standards
In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2016-02, Leases (Topic 842), specifying the accounting for leases, which supersedes the leases requirements in Topic 840, Leases. The objective of Topic 842 is to establish the principles that lessees and lessors shall apply to report useful information to users of consolidated financial statements about the amount, timing, and uncertainty of cash flows arising from a lease. Lessees are permitted to make an accounting policy election to not recognize the asset and liability for leases with a term of twelve months or less. Lessors' accounting is largely unchanged from the previous accounting standard. In addition, Topic 842 expands the disclosure requirements of lease arrangements. Lessees and lessors will use a modified retrospective transition approach, which includes several practical expedients. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020 for emerging growth companies, with early adoption permitted. The Company has reviewed the provisions of the new standard, but it is not expected to have a significant impact on the Company at the current time.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been several ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has incurred losses from operations and has net cash used in operating activities of $1,019,286 and $221,005 for the years ended December 31, 2020 and 2019, respectively. These matters raise substantial doubt about the Company's ability to continue as a going concern.

During the next 12 months, the Company intends to fund operations through the receipt of federal grant awards in addition to the issuance of debt and/or equity financing, including additional funds received under Regulation A efforts. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned operations, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

NOTE 4 – PROPERTY AND EQUIPMENT

Property and equipment are comprised of the following:

	December 31, 2020	December 31, 2019
Automotive equipment	$ 4,038	$ 4,038
Machinery and equipment	47,667	1,673
Total property and equipment	51,705	5,711
Accumulated depreciation	(3,116)	(685)
	$ 48,589	$ 5,026

Depreciation expense for the years ended December 31, 2020 and 2019 was $2,431 and $685, respectively.

NOTE 5 – FAIR VALUE MEASUREMENTS

The Company's SAFEs are measured at fair value on a recurring basis and are classified as level 3 based on the observability of valuation inputs.

The following table presents changes during the years ended December 31, 2020 and 2019 in Level 3 liabilities measured at fair value on a recurring basis, and the realized losses related to the level 3 liabilities in the Statements of Operations for the years ended December 31, 2020 and 2019:

SAFE Agreements

	December 31, 2020	December 31, 2019
Balance at beginning of period	$ 248,000	$ 176,000
Recognized remeasurement loss	1,764	-
Recognized extingushment loss	44,352	-
Issuances	2,000	72,000
Extinguishments	(284,352)	-
Balance at end of period	$ 11,764	$ 248,000

NOTE 6 – RELATED PARTY TRANSACTIONS

During the period from inception to December 31, 2020, one of the Company's founders, and his relatives, purchased SAFEs in the total amount of $88,000, all of which were extinguished during 2020 (See Note 7).

NOTE 7 -DEBT AND LIABILITIES

Simple Agreements for Future Equity (SAFEs)
As of December 31, 2019, the Company had raised a total of $248,000 from the issuance of convertible SAFEs to fund operations. During 2020, one of the founders incurred $2,000 of expense which was reimbursed through an increase to his SAFE agreement.

Under the SAFEs, the funds contributed by the investors convert to shares of preferred stock in a qualified priced preferred stock financing round, at 85% of the preferred round price.   During 2020, the Company settled all but $11,764 of the SAFE agreements as a result of its Regulation CF campaign, which was not a qualified priced preferred stock financing round as required under the agreements. Therefore, management accounted for the settlement of such agreements as a debt extinguishment through the issuance of 201,688 Class A Common Stock, valuing the SAFEs immediately prior to extinguishment. This resulted in a loss on extinguishment of $44,352, representing the difference in the fair value and carrying value of the SAFEs as of the extinguishment date.

As of December 31, 2019, there had not been any priced round of preferred stock financing that would trigger a conversion of the SAFE funds to preferred stock. The SAFEs are marked-to-market each reporting period as described in Note 2. As of December 31, 2019, management had determined that the carrying value was considered the fair value as SAFEs were sold with consistent terms throughout 2018 and 2019 to third parties and there were no indications that the value had changed.

Loan
In April 2020, the Company entered into a loan with an aggregate principal amount of $33,411 pursuant to the Paycheck Protection Program ("PPP") under the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The PPP Loan was evidenced by a promissory note ("Note"). Subject to the terms of the Note, the PPP Loan bore interest at a fixed rate of one percent (1%) per annum, with the first six months of interest deferred, an initial term of two years, and unsecured and guaranteed by the Small Business Administration. The Company applied to the Lender for forgiveness of the PPP Loan, with the amount which may be forgiven equal to the sum of payroll costs, covered rent, and covered utility payments incurred by the Company during the applicable period beginning after the Notes inception, calculated in accordance with the terms of the CARES Act. The Company's Note was forgiven in full. The forgiveness of such was netted against the related labor costs the forgiveness related to.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

Litigation
The Company is not currently involved with, and does not know of any, pending or threatened litigation against the Company or any of its officers.

NOTE 9 – STOCKHOLDERS' EQUITY

Common Stock
The Company has authorized the issuance of 11,000,000 shares of common stock consisting of 8,000,000 Class A Common Stock and 3,000,000 of Class B Common Stock with a par value of $0.00001. Class B Common Stock does not have voting rights while Class A carries one-to-one voting rights. At the discretion of the Board of Directors, the Company issues non-qualified incentive stock options to key employees (see Note 10).

On May 30, 2020, the Company filed a restated certificate of incorporation which effectively made Class B Common Stock non-voting shares. Simultaneously with this filing, one of the Founders converted his 2,000,000 shares of Class B Common Stock to Class A Common Stock.

During the years ended December 31, 2020 and 2019, the Company sold 84,696 and 711,776 Class A common stock shares through a Regulation Crowdfunding offering for gross proceeds of 110,417 and $956,558, respectively. Of these funds, $-0- and $57,358 represents a subscription receivable as of December 31, 2020 and 2019, respectively.

During the year ended December 31, 2020, the Company sold 184,625 Class B common stock shares through a Regulation A offering for gross proceeds of $862,199. Of these funds, $49,921 represents a subscription receivable as of December 31, 2020.

During the year ended December 31, 2020, the Company sold 125,251 Class B common stock shares through a Regulation D offering for gross proceeds of $321,651.

During 2020, the Company incurred offering fees of $223,139 in connection with the various offerings described above. In addition, the Company issued 3,693 shares to one of the funding intermediaries which both increases and decreases additional paid-in capital for no net effect.

NOTE 10 – STOCK-BASED COMPENSATION

The Company adopted its 2020 Equity Incentive Plan (the "2020 Plan") during 2020. The 2020 Plan enables the Board of Directors to utilize various forms of equity awards as defined by the 2020 Plan, including stock options and restricted stock purchase awards, as and when they deem appropriate. A total of 700,000 shares of Class A Common Stock have been authorized for issuance under the 2020 Plan.

As of December 31, 2020, the Company granted 277,437 shares under the Plan. Stock option activity under the 2020 Plan during the year ended December 31, 2020 is as follows:

	Number of Shares	Weighted-Average Exercise Price Per Share	Weighted-Average Remaining Contractual Term
Outstanding at December 31, 2019	-	$ -	
Granted	277,437	$ 1.40	10.0 years
Cancelled	-	-	
Exercised	-	-	
Outstanding at December 31, 2020	277,437	$ 1.40	9.5 years
Exercisable at December 31, 2020	186,114	$ 1.40	9.5 years
Vested or expected to vest at December 31, 2020	186,114	$ 1.40	9.5 years

The intrinsic value of vested options at December 31, 2020 is $608,894. The weighted average grant date fair value per stock option granted during 2020 was $0.53. The unrecognized compensation expense associated with outstanding stock options at December 31, 2020 is $48,837, and is expected to be recognized over a weighted average period of 1.2 years.

Stock-based compensation expense recognized under ASC 718 for the year ended December 31, 2020 was $99,530 and is included in general and administrative expense in the accompanying statements of operations. The estimation of fair value of all options granted by the Company is computed based on the Black-Scholes option pricing model with the following weighted-average assumption:

	2020
Average risk-free rate	0.33%
Expected volatility	40%
Expected life	6years
Dividend yield	-

The Company recognizes stock option forfeitures as they occur. The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's stock options. The expected term of stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options. Simplified method was used by the Company due to insufficient historical data. The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts.

NOTE 11 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2020 through April 29, 2021 the date these financial statements were available to be issued. There have been no other events or transactions during this time which would have a material effect on these financial statements, other than those described below.

Subsequent to December 31, 2020, the Company sold 469,642 shares of Class B Common Stock through its Regulation A offering The Company recognized gross proceeds of approximately $2,193,228 In connection with this offering. Net proceeds from the offering will be reduced by offering costs incurred.